UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

Date of report (Date of earliest event reported):  March 27, 2020

CONTACT GOLD CORP.

(Exact Name of Registrant as Specified in Charter)

Nevada	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

400 Burrard St., Suite 1050

Vancouver, BC Canada V6C 3A6

(Full Mailing Address of Principal Executive Offices)

(604) 449-3361

Issuer's Telephone Number, Including Area Code

Title of Each Class of Securities Issued Pursuant to Regulation A:  Common Stock, $0.001 par value

 ________________________________

Item 9.  Other Events

On March 27, 2020, Contact Gold Corp. (the "Company") filed a "Notice of Meeting and Record Date" (the "Notice") in regard to its planed Annual General Meeting of Shareholders with the Canadian Securities Commissions on SEDAR.

A copy of the Notice is attached hereto as Exhibit 15.1, and incorporated herein by reference.

________________________________

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTACT GOLD CORP.

By:  /s/ John Wenger
John Wenger, Chief Financial Officer

Date  March 30, 2020

Index to Exhibits

Exhibit Number	Description

15.1	Notice of Meeting and Record Date